One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

VIA EDGAR CORRESPONDENCE

July 20, 2021

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. (“Registrant”)

Pre14A

File Nos. 002-67464 and 811-3015

Dear Ms. Hahn:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”), which you communicated to me by telephone on July 16, 2021. Registrant filed the Proxy Statement with the Commission on July 6, 2021.

For convenience, each of Registrant’s responses below is preceded by the applicable staff comment. Capitalized terms used herein have the meanings given to them in the Proxy Statement. Registrant will give effect to disclosure changes made in response to staff comments by means of filing a definitive proxy statement on Schedule 14A.

General Comments

1. Company Acknowledgement – The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Commission has reminded us that Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

2. Disclosure Changes – Where a change is made to disclosure in response to a Staff comment, please make corresponding changes wherever such disclosure appears in the proxy statement.

Response: Registrant confirms that where a change is made to disclosure in response to a Staff comment, corresponding changes will be made wherever such disclosure appears in the proxy statement.

Specific Comments

1. Proposal 1 – Please clarify whether the Transaction with Constellation will require the consent of ONMH’s members and, if so, whether Proposal 1 is contingent on approval of the Sponsored Demutualization.

Response: The second paragraph of “Proposal 1, Approval of New Investment Advisory Agreement” contains the following disclosure:

The Transaction, including the Sponsored Demutualization, is expected to close in the second half of 2021, subject to the necessary approvals of ONMH’s voting members and certain regulators, and customary closing conditions.

For additional clarity, the following sentence will be included as the first sentence of the fifth paragraph of that section:

Proposal 1 is contingent upon the closing of the Sponsored Demutualization, which requires the approval of ONMH’s voting members and certain regulators.

2. Effect on Fund Shareholders – Please consider whether disclosure regarding compliance with Section 15(f) of the Investment Company Act of 1940 is appropriate.

Response: The following will be added as the third paragraph in the “Effect on Fund Shareholders” section:

Section 15(f) of the 1940 Act provides that, when a change in control of an investment adviser occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection with the change in control as long as two conditions are met. The first condition specifies that no “unfair burden” may be imposed on the fund as a result of a transaction relating to the change in control, or any express or implied terms, conditions or understandings. The second condition specifies that, during the three-year period immediately following consummation of the change in control transaction, at least 75% of the fund’s board of directors must not be “interested persons” of the investment adviser or predecessor adviser ("Independent Directors"). The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after the change in control transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” (as defined in the 1940 Act) of any such investment adviser, receives or is entitled to receive any compensation, directly or indirectly, from a fund or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the fund (other than fees for bona fide principal underwriting services). The Adviser represented to the Board that no unfair burden would be imposed on the Portfolios as a result of the Transaction. Over 75% of the Board is comprised of Independent Directors.

3. Factors considered by the Board – Please clarify whether the Board considered factors that weighed against its recommendations to approve Proposals 1 and 2.

Response: The Board discussed a variety of factors in connection with its consideration of Proposals 1 and 2. Those factors considered most material are disclosed in the Proxy Statement.

4. Board Review and Approval of the New Advisory Agreement– Please move the discussion of the factors the Board considered in approving the New Advisory Agreement from Appendix D to the body of the Proxy Statement.

Response: The requested change has been made.

* * * * *

If you have any questions or additional comments, please contact me at (513) 794-6278.

Very truly yours,

/s/ Kimberly A. Plante
Kimberly A. Plante
Vice President and Counsel